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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-C

              Report by Issuer of Securities Quoted on The Nasdaq
              Stock Market, Filed Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                      and Rule 13a-17 or 15d-17 thereunder


                          UNITED PETROLEUM CORPORATION
               (Exact name of Issuer as specified in its charter)


                4867 North Broadway, Knoxville, Tennessee 37918
                    (Address of principal executive offices)

                                 (423) 688-0582
                (Issuer's telephone number, including area code)

I. Change in Number of Shares Outstanding

         1. Title of Security: Common Stock, $.01 par value per share.
         2. Number of Shares Outstanding Before the Change: 6,655,517
         3. Number of Shares Outstanding After the Change: 7,021,387
         4. Effective Date of Change: October 17, 1996
         5. Method of Change: Conversion of debt to shares.
            Give a Brief Description of the Transaction: Conversion of debt to stock pursuant to terms of Convertible Debentures.

II. Change in Name of Issuer

         1. Name Prior to Change:
         2. Name After Change:
         3. Effective date of charter amendment requiring changing name:
         4. Date of Shareholder Approval of Change, if Required:


Dated: October 18, 1996

                                          United Petroleum Corporation


                                          By: /s/ L. Douglas Keene, Jr.
                                                  L. Douglas Keene, Jr.
                                                  Executive Vice-President